Exhibit 99.2   Press Release



PRESS RELEASE
October 20, 2000              For further information contact:
                              David M. Bradley
                              Chairman, President and Chief Executive Officer
                              North Central Bancshares, Inc.
                              825 Central Avenue  PO Box 1237
                              Fort Dodge, Iowa 50501
                              515-576-7531

                         NORTH CENTRAL BANCSHARES, INC.
              ANNOUNCES EARNINGS PER SHARE FOR THIRD QUARTER 2000
                                 (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company"), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned $0.49 diluted earnings per share for the third quarter of 2000, compared to diluted earnings per share of $0.43 for the third quarter of 1999, an increase of 14.0%. In dollars, the Company's net income was $971,000 for the third quarter of 2000, compared to $1.1 million for the third quarter of 1999. The Company's net income was $3.0 million, or diluted earnings per share of $1.47, for the nine months ended September 30, 2000, compared to $3.2 million, or diluted earnings per share of $1.18, for the nine months ended September 30, 1999.

Total assets at September 30, 2000 were $384.4 million as compared to $367.4 million at December 31, 1999. The increase in assets resulted primarily from increases in loans, offset by a decrease in cash and securities available-for-sale. Cash decreased by $4.5 million, or 35.4%, from $12.7 million at December 31, 1999 to $8.2 million at September 30, 2000. Securities available-for-sale decreased $6.3 million, or 12.6%, from $49.7 million at December 31, 1999 to $43.4 million at September 30, 2000. The decrease in securities available for sale was primarily due to calls and maturities in excess of purchases. Loans increased by $26.0 million, or 9.1 %, to $312.7 million at September 30, 2000 from $286.8 million at December 31, 1999.

Deposits decreased $9.3 million, or 3.4%, to $261.7 million at September 30, 2000 from $271.0 million at December 31, 1999. Other borrowed funds increased $28.9 million, or 51.9%, to $84.6 million at September 30, 2000 from $55.7 million at December 31, 1999. The increase in other borrowings was primarily due to the funding of asset growth and stock repurchases.

Nonperforming assets were 0.32% of total assets as of September 30, 2000 compared to 0.20% of total assets as of December 31, 1999. The allowance for loan losses was $2.8 million, or 0.89% of total loans, at September 30, 2000, compared to $2.8 million, or 0.95% of total loans, at December 31, 1999.

The net interest spread of 2.53% for the three months ended September 30, 2000 represented a decrease from the net interest spread of 2.97% for the three months ended September 30, 1999. The net interest margin of 2.87% for the
                                    - MORE-
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three months ended September 30, 2000 represented a decrease from the net interest margin of 3.35% for the three months ended September 30, 1999. Net interest income for the three months ended September 30, 2000 was $2.6 million, compared to net interest income of $2.7 million for the corresponding period a year ago.

The Bank's provision for loan losses was $30,000 for the three months ended September 30, 2000 and 1999. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $36.0 million at September 30, 2000, compared to $38.1 million at December 31, 1999. Stockholders' equity decreased by $2.1 million primarily due to stock repurchases and declared dividends, which were offset in part by earnings. Book value, or stockholders' equity per share, at September 30, 2000 was $18.27 compared to $16.86 at December 31, 1999. The ratio of stockholders' equity to total assets was 9.4% at September 30, 2000, as compared to 10.4% at December 31, 1999.

Stockholders of record on September 15, 2000, received a quarterly cash dividend of $0.125 per share on October 6, 2000.

The Company commenced a stock repurchase program on April 27, 2000. The program authorizes the Company to repurchase up to 5.0%, or 102,862 shares, of its 2,057,242 outstanding shares of common stock during the next twelve months. The Company has repurchased 92,000 shares through October 3, 2000. The remaining repurchases will be made from time to time in open market transactions at the discretion of management.

The Company announced a dividend reinvestment and stock purchase plan on September 22, 2000. Shareholders owning 100 or more shares registered in their name are eligible to enroll in this plan.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531
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FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Dollars in Thousands, except per share and share data)    September 30, 2000   December 31, 1999
                                                           -------------------  ------------------
Assets
 Cash and cash equivalents                                         $    8,187          $   12,669
 Securities available for sale                                         43,431              49,693
 Loans (net of allowance of loan loss of $2.8
     million and $2.8 million, respectively)                          312,750             286,838
 Goodwill                                                               5,561               5,915
 Other assets                                                          14,448              12,318
                                                                   ----------          ----------
   Total Assets                                                    $  384,377          $  367,433
                                                                   ==========          ==========
Liabilities
 Deposits                                                          $  261,686          $  271,031
 Other borrowed funds                                                  84,623              55,715
 Other liabilities                                                      2,065               2,560
                                                                   ----------          ----------
    Total Liabilities                                                 348,374             329,306
Stockholders' Equity                                                   36,003              38,127
                                                                   ----------          ----------
 Total Liabilities and Stockholders' Equity                        $  384,377          $  367,433
                                                                   ==========          ==========
Stockholders' equity to total assets                                     9.37%              10.38%
                                                                   ==========          ==========
Book value per share                                                   $18.27              $16.86
                                                                   ==========          ==========
Total shares outstanding                                            1,970,242           2,261,742
                                                                   ==========          ==========



Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)

                                                       For the Three Months       For the Nine Months
                                                       Ended September 30,        Ended September 30,
                                                        2000         1999          2000          1999
                                                       ------       ------       -------       -------

Interest income                                        $6,951       $6,130       $20,212       $18,100
Interest expense                                        4,356        3,391        12,172         9,825
                                                       ------       ------       -------       -------
 Net interest income                                    2,595        2,739         8,040         8,275
Provision for loan loss                                    30           30            90            90
                                                       ------       ------       -------       -------
 Net interest income after provision for loan loss      2,565        2,709         7,950         8,185
Noninterest income                                        988        1,129         2,896         3,104
Noninterest expense                                     2,078        2,128         6,301         6,339
                                                       ------       ------       -------       -------
 Income before income taxes                             1,475        1,710         4,545         4,950
Income taxes                                              504          622         1,562         1,731
                                                       ------       ------       -------       -------
 Net income                                            $  971       $1,088       $ 2,983       $ 3,219
                                                       ======       ======       =======       =======

Basic earnings per share                               $ 0.50       $ 0.44       $  1.50       $  1.20
                                                       ======       ======       =======       =======
Diluted earnings per share                             $ 0.49       $ 0.43       $  1.47       $  1.18
                                                       ======       ======       =======       =======


Selected Financial Ratios

                                                            For the Three Months     For the Nine Months
                                                            Ended September 30,      Ended September 30,
                                                             2000         1999         2000        1999
                                                            -----        -----        -----       -----
Performance ratios
 Net interest spread                                         2.53%        2.97%        2.65%       2.95%
 Net interest margin                                         2.87%        3.35%        3.02%       3.43%
 Return on average assets                                    1.02%        1.25%        1.06%       1.27%
 Return on average equity                                   10.80%       10.28%       11.00%       9.36%
 Efficiency ratio (noninterest expense divided by
   the  sum of net interest income before provision
   for  loan losses plus noninterest income)                57.98%       55.01%       57.61%      55.70%